Follow-Up Materials

02028945

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Graytec Development Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

FILE NO. 82- 3553 FISCAL YEAR 10-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/10/02

#82-3553

RAYTEC DEVELOPMENT CORP.

AR/S
10-31-01

02 ... 10 ...

2001 ANNUAL REPORT

CORPORATE HEAD OFFICE
Suite 1104, 750 West Pender Street
Vancouver, British Columbia
V6C 2T8 Canada
Telephone: 604-683-8610
Facsimile: 604-683-4499
Toll Free: 1-800-533-6663
http://www.raytecnet.com
email: Info@Raytecnet.com

ADMINISTRATIVE HEADQUARTERS
7015 S. W. McEwan Road
Lake Oswego, Oregon
97035 USA
Telephone: (503) 620-2073
Facsimile: (503) 620-2372
Toll Free: 1-800-338-6478

FOOD MARKETING CHAIN



Perishable Controls
Harvest
Processing & Packaging
Storage
Transport
Distribution
Retail Grocery
Food Service
CUSTOMER

- SAFEWAY
- WINN-DIXIE STORES
- ALBERTSON'S
- FOOD LION INC.
- LOWES FOODS
- FRED MEYER
- RALPH'S GROCERY COMPANY
- VON'S
- REBUBLIC REFRIGERATION
- ZEP MANUFACTURING COMPANY

RAYTEC DEVELOPMENT CORP. develops, markets and services the highest quality perishable control products and antimicrobial products based on its patented technology. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

REPORT TO THE SHAREHOLDERS

Fiscal 2001, was a year of redirecting the Company to the core business and service segments, realizing operational synergies and capitalizing on our leadership position in the market place while laying a foundation for continued growth in 2002 and beyond.

The Company believes this strategic realignment contributed to the Company's performance in 2001. In 2002, the Company intends to utilize its competitiveness to continue to increase market share for the Company's products.

Financial Performance
Company revenues increased by 11% to $7.49 million in 2001. Gross profit margins decreased to 39.2% from 43.3% in 2000. The decrease was due to the product and service mix in 2001. Selling, general and administrative expenses were $3.75 million in 2001 as compared to $2.97 million in 2000. Subsequent to the fiscal year end general and administrative expenses were cut by $815,000 as part of the Company's redirection plan.

Successful Redirection
The redirection plan called for repositioning the Company primarily as a leading marketer of perishable systems. With core perishable systems already in use in almost every stage of the food marketing chain and a strong core business already relied upon by major industry names, the Company is able to maintain a healthy and diversified market position.

Segment Highlights
In November, 2001 the Company signed a 2-year exclusive distributorship agreement, renewable for an additional 10 years with Zep Manufacturing Company, ("Zep"), of Atlanta, Georgia. This agreement gave Zep the exclusive rights in North America to market and distribute the Company's newly developed dry media chlorine dioxide "tea-bag" technology in the food processing industry and commits both companies to the highly visible food processing industry.

During the year, the Company received its first purchase order for Sani-T-Bag™ from Zep. Zep, a leading supplier of sanitation products and services to the food processing industry, is a division of National Service Industries. Zep markets the product under the Zep brand name "Seacide Tea Bag".

On an ongoing basis, and to strengthen our position in the marketplace, the Company continues to research and develop new technologies for the food industry. During fiscal 2001, the Company obtained the first Environmental Protection Agency (EPA) product registration of the "tea-bag" technology (Sani-T-Bag™) for use in cooling water treatment as an algaecide.

During the year the Company applied to the EPA for product registration using Sani-T-Bag™ as a hard surface disinfectant. Subsequent to the fiscal year the Company received a formal response from the EPA requiring additional information. The Company is currently assembling the information required. The market for food safety and surface sanitation products exceed US $400 million on an annual basis.

Business and Corporate Reorganization
During 2001 the Company was extra vigilant in streaming operations and becoming more efficient in areas of our business. Changes implemented in 2001 include the relocation of the operations to a new facility in Lake Oswego, Oregon.

In May, 2001, the Company changed its name from Raytec Capital Corp. to Raytec Development Corp. The Company also consolidated its share capital on a 5 old for 1 new basis.

The benefits of these actions will appear in 2002.

Initiatives
Subsequent to the year end, the Company completed the following transactions and implemented the following initiatives:

- In November, 2001, the Company completed a private placement financing which provided proceeds of $310,000;
- In January, 2002, the Company signed a US$1.3 million one year service contract with supermarket retailing giant Winn-Dixie Stores, Inc., representing US$800,000 in new business, or an increase of approximately 19% of over 2001 year's sales;
- In February, 2002, the Company expanded its national service team to include full-time service technicians in Virginia, Maryland, Delaware, and New Jersey. With the Company's technicians servicing 18 states the Company is closer to its goal of becoming the first national technical service provider to the retail grocery industry. In 2002, the Company will focus on expanding its presence in the US$150 million technical service portion of this market;
- During February, 2002, the Company made a key strategic decision. The Company elected to take its technology subsidiary, Ratyec Technologies, Inc. public. This strategic move enables each company to independently focus on growth opportunities in their most promising markets.

Growth Opportunities
The core business, perishable development and service continues to grow and be the largest single part of our revenue. Raytec enters 2002 a more profitable company, with a sounder business platform and more exciting opportunities for profitable growth.

The core business has proved, itself year after year as our strongest area of revenue and profitability. We anticipate significant continued growth in this area. We will continue to look for strategic partnerships and relationships that bring value to our shareholders and customers.

I would like to thank our employees for their hard work and dedication in achieving these important objectives. I also wish to thank our shareholders for their support, which has been essential to the achievements of the past year. We remain committed to becoming a dominant perishable –food company and creating value for our shareholders.

"Jerry A. Minni"

Jerry A. Minni
Chairman, President, Chief Executive
Officer and Chief Financial Officer

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

OCTOBER 31, 2001 AND 2000

MANNING ELLIOTT
CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604.714.3600 Fax: 604.714.3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Raytec Development Corp.

We have audited the consolidated balance sheets of Raytec Development Corp. as at October 31, 2001 and 2000 and the consolidated statements of loss, cash flows and deficit for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the B.C. Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding years.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

March 5, 2002

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEETS

AS AT OCTOBER 31, 2001 AND 2000

	2001 $	2000 $
ASSETS		
CURRENT ASSETS		
Cash and short term investments	163,409	203,608
Accounts receivable	1,342,275	911,515
Inventory	625,360	745,474
Prepaid expenses and deposits	163,487	99,552
	2,294,531	1,960,149
PROPERTY AND EQUIPMENT (Note 3)	243,138	264,283
LICENCES, PATENTS AND TRADEMARKS (Note 4)	112,358	120,906
GOODWILL (Note 5)	270,370	327,668
DEFERRED DEVELOPMENT COSTS (Note 6)	341,676	341,676
DEFERRED EXCHANGE DIFFERENCES	-	34,080
	3,262,073	3,048,762
LIABILITIES		
CURRENT LIABILITIES		
Short term indebtedness (Note 7)	772,340	-
Accounts payable and accrued liabilities	1,722,268	870,052
Deferred revenue	366,523	330,404
Current portion of long term debt (Note 8)	927,645	1,245,526
	3,788,776	2,445,982
LONG TERM DEBT (Note 8)	18,040	40,446
	3,806,816	2,486,428
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 9)	13,654,889	13,323,889
DEFICIT	(14,199,632)	(12,761,555)
	544,743	562,334
	3,262,073	3,048,762

APPROVED BY THE BOARD

"Jerry A. Minni" Director

"Jerry M. Bella" Director

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF DEFICIT

AS AT OCTOBER 31, 2001 AND 2000

	2001 $	2000 $
DEFICIT - BEGINNING OF YEAR	12,761,555	6,546,446
NET LOSS FOR THE YEAR	1,438,077	6,215,109
DEFICIT - END OF YEAR	14,199,632	12,761,555

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF LOSS

FOR THE YEARS ENDED OCTOBER 31, 2001 AND 2000

	2001 $	2000 $
SALES	7,486,269	6,742,272
COST OF SALES		
Purchases and installations	4,550,295	3,823,843
GROSS PROFIT	2,935,974	2,918,429
OPERATING EXPENSES		
General and administrative	3,367,361	2,531,484
Sales and marketing	379,564	435,646
	3,746,925	2,967,130
OPERATING LOSS	(810,951)	(48,701)
OTHER INCOME (EXPENSE)		
Amortization	(182,192)	(225,443)
Exchange gain (loss)	(116,895)	20,410
Gain on sale of equipment	17,065	–
Interest and other income	88,252	51,844
Interest expense and financing costs	(307,297)	(212,678)
Loss on sale of short-term investments	(19,954)	(102,143)
Moving costs	(15,334)	–
Research and development	(90,771)	(18,651)
	(627,126)	(486,661)
NET LOSS BEFORE NON-RECURRING ITEMS	(1,438,077)	(535,362)
NON-RECURRING ITEMS (Note 15)	–	(5,679,747)
NET LOSS FOR THE YEAR	(1,438,077)	(6,215,109)
LOSS PER SHARE	(0.58)	(2.67)

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED OCTOBER 31, 2001 AND 2000

	2001 $	2000 $
OPERATING ACTIVITIES		
Net loss for the year	(1,438,077)	(6,215,109)
Add items not involving cash		
Amortization	182,192	225,443
Gain on sale of equipment	(17,605)	–
Development costs written-off	–	1,684,663
Licences written-off	–	232,637
Goodwill written down	–	3,533,420
	(1,273,490)	(538,946)
Change in non-cash working capital items	513,754	732,679
	(759,736)	193,733
FINANCING ACTIVITIES		
Proceeds from short term debt - net	772,340	–
Proceeds from share subscriptions	331,000	290,000
Proceeds from (repayment of) long term debt - net	(340,287)	108,532
Unrealized exchange fluctuation on long term debt	34,080	(21,680)
	797,133	376,852
INVESTING ACTIVITIES		
Development costs capitalized	–	(604,131)
Acquisition of property and equipment - net	(77,596)	(114,698)
	(77,596)	(718,829)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(40,199)	(148,244)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	203,608	351,852
CASH AND CASH EQUIVALENTS - END OF YEAR	163,409	203,608

SUPPLEMENTARY INFORMATION

Included in the net loss for the year are interest paid of $95,392 (2000: $136,234) and interest received of $1,035 (2000: $1,147).

1. NATURE OF OPERATIONS

The Company is engaged in the distribution of perishable control systems for the retail and wholesale grocery industry and, in the development and marketing of products and processes for protection of perishable products and bacterial control.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, on a going concern basis. The Company's ability to continue as a going concern is dependent on it obtaining necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgment. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

Principles of consolidation

These financial statements present the financial position, results of operations and changes in financial position of the Company and its subsidiaries.

Revenue recognition

Sales of perishable control systems are recorded upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods.

Foreign currency translation

Transactions and balances in foreign currencies are translated into Canadian dollars using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date. Resulting exchange gains and losses are included in the determination of income.

Inventory

Inventory consists chiefly of component parts recorded at the lower of cost, determined on a first-in-first-out basis, and net realizable value.

Capital assets

Amortization is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:	
Equipment and software	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years
Vehicles	3 to 5 years
Licences, patents and trademarks	17 years

Goodwill

Goodwill which represents the excess of the purchase prices over the fair market value of the underlying net tangible assets received in business acquisitions, is amortized over 40 years by the straight-line method. Management evaluates the goodwill annually by estimating the fair market value of the related businesses acquired and writes down the carrying value for any resulting impairments in value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred development costs

Costs incurred in the development of new products and processes for the protection of perishable foods and produce and for bacterial control are deferred until commencement of commercial production or abandonment of development. Where commercial production proceeds, the related costs are amortized over the estimated economic life of the product or process. Where development is abandoned, the related costs are written off.

Loss per share

The loss per share is based on the weighted average number of shares outstanding during the year.

3. PROPERTY AND EQUIPMENT

	2001 $	2000 $
Equipment and software	410,599	551,558
Furniture and fixtures	55,514	96,706
Leasehold improvements	24,301	36,592
Vehicles	110,096	164,521
	600,510	849,377
Accumulated amortization	357,372	585,094
	243,138	264,283

4. LICENCES, PATENTS AND TRADEMARKS

	2001 $	2000 $
Licenses and patents	171,780	171,780
Trademarks and other intangibles	7,081	7,081
	178,861	178,861
Accumulated amortization	66,503	57,955
	112,358	120,906

At October 31, 2000 licences with a carrying value of $232,637 were written off as they were, in the opinion of management, of little further value due to various changes in technology.

5. GOODWILL

	2001 $	2000 $
Cost	2,296,123	2,296,123
Accumulated amortization	2,025,753	1,968,455
	270,370	327,668

5. GOODWILL (continued)

At October 31, 2000 the carrying value was written down by $3,533,420 to recognize the impairment in value.

6. DEFERRED DEVELOPMENT COSTS

	2001 $	2000 $
Balance - Beginning of year	341,676	1,422,208
Current expenditures		
Wages	–	350,773
Travel	–	71,546
Professional fees	–	94,018
Overhead and miscellaneous	–	87,794
	–	604,131
	341,676	2,026,339
Less: Written off	–	1,684,663
Balance - End of year	341,676	341,676

7. SHORT TERM INDEBTEDNESS

The short term indebtedness is a line of credit with a limit of US$800,000, due on May 16, 2002 secured by a first lien position on accounts receivable, contract rights, chattel paper, documents instruments, general intangibles, raw materials, work in process, finished goods and proceeds thereof. The line bears interest at 0.05% applied to the daily outstanding balance, equivalent to 1.5% per month.

8. LONG TERM DEBT

	2001 $	2000 $
Promissory note for US$550,000 repayable on March 1, 2002 plus interest at 19.5% per annum (Note 17).	873,785	1,199,120
Promissory note for US$36,714 repayable in monthly instalments of US$2,509 plus interest at 9% per annum maturing January 31, 2003.	58,328	86,852
Capitalized equipment lease for US$8,542 secured by related equipment for US$8,542; repayable in monthly instalments of US$343 including interest at 13.23%.	13,572	–
	945,685	1,285,972
Current portion	927,645	1,245,526
	18,040	40,446

9. CAPITAL STOCK

	#	$
Authorized		
100,000,000 common shares without par value		
Issued		
October 31, 1999	13,026,525	13,033,889
Private placements	760,000	265,000
Exercise of options	100,000	25,000
October 31, 2000	13,886,525	13,323,889
Private placements	700,000	84,000
Issued and awaiting return for cancellation	450,000	–
Consolidation 5:1	(12,029,220)	–
October 31, 2001	3,007,305	13,407,889
Subscriptions received		
Private placements of 1,235,000 units (Note 17)		247,000
		13,654,889

Warrants

As at October 31, 2001, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
100,000	$2.50	March 23, 2002
140,000	$0.80	March 8, 2003

Options

As at October 31, 2001, the following directors and employee stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
7,500	$6.25	April 15, 2003
26,400	$10.00	April 15, 2003
420,000	$0.20	October 10, 2003

10. LOSSES CARRIED FORWARD

The Company has non-capital losses carried forward of approximately $1,918,000 (2000: $1,560,000) and capital losses carried forward of approximately $135,000 (2000: $125,000) which can be applied to reduce future taxable income in Canada.

11. RELATED PARTY TRANSACTIONS

Included in the determination of the net loss for the year is $58,200 (2000: $180,000) for rent and lease termination fees paid to a company controlled by a director and a former director; and accounting fees of $23,300 plus interest of $3,500 (2000: $17,900) paid to a firm in which a director is a partner.

12. COMMITMENTS

Annual minimum rental obligations under leases for vehicles, equipment and premises are as follows:

	$
October 31, 2002	307,000
October 31, 2003	447,000
October 31, 2004	298,000
October 31, 2005	273,000
October 31, 2006	125,000

13. FINANCIAL INSTRUMENTS

While the carrying value of cash and short term investments, accounts receivable, accounts payable and long term debt approximate fair market value because of the short maturity of those instruments, the Company is exposed to a currency risk because it has net monetary liabilities of US$1,226,000 (2000: US$736,000).

14. CONTINGENCIES

Accounts receivable and inventories are pledged as collateral for bank indebtedness of the Company and its subsidiaries.

15. NON-RECURRING ITEMS

Included in the determination of the net loss are the following items which, in the opinion of management, are of a non-recurring nature:

	2001 $	2000 $
Restructuring costs, including severance pay and lease termination costs	–	229,027
Licences written-off	–	232,637
Deferred development costs written-off	–	1,684,663
Goodwill written down	–	3,533,420
	–	5,679,747

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THOSE IN THE UNITED STATES

The material differences between Canadian and U.S. accounting principles is the treatment of the following items:

(a) Development costs

Under Canadian accounting principles, development costs may be deferred until the processes reach commercial production, at which time they are amortized on a systematic basis, or until the project is sold or abandoned, at which time they are written-off.

Under U.S. accounting principles, development costs are expensed as incurred.

(b) Stock based compensation

Under Canadian accounting principles, compensation expense may be measured using the intrinsic value basis under which no cost is recorded at the time options are granted. However, under U.S. Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the impact on net income and income per share of the fair value of stock options granted must be measured and disclosed.

The fair value of the employee's purchase rights under SFAS 123 was estimated using the Black-Scholes model with the following assumptions: risk free interest rate of 5%, expected volatility of 100%, an expected option life of two years and no expected dividends.

(c) Accumulated foreign exchange

Under Canadian accounting principles, unrealized foreign exchange differences on the long term debt may be deferred and amortized as the debt becomes due.

Under U.S. accounting principles, the foreign exchange differences are recognized as income or expense annually.

(d) The balance sheet, as determined under U.S. accounting principles, is as follows:

ASSETS	2001 $	2000 $
CURRENT ASSETS		
Cash and short term investments	163,409	203,608
Accounts receivable	1,342,275	911,515
Inventory	625,360	745,474
Prepaid expenses and deposits	163,487	99,552
	2,294,531	1,960,149
PROPERTY AND EQUIPMENT	243,138	264,283
LICENCES, PATENTS AND TRADEMARKS	112,358	120,906
GOODWILL	270,370	327,668
	2,920,397	2,673,006

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THOSE IN THE UNITED STATES (continued)

	2001 $	2000 $
LIABILITIES		
CURRENT LIABILITIES		
Short term indebtedness	772,340	–
Accounts payable and accrued liabilities	1,722,268	870,052
Deferred revenue	366,523	330,404
Current portion of long term debt	927,645	1,245,526
	3,788,776	2,445,982
LONG TERM DEBT	18,040	40,046
	3,806,816	2,486,428
SHAREHOLDERS' EQUITY (DEFICIT)		
CAPITAL STOCK	13,654,889	13,323,889
STOCK BASED COMPENSATION	1,116,474	1,058,251
DEFICIT (refer to reconciliation following)	(15,657,782)	(14,195,562)
	(886,419)	186,578
	2,920,397	2,673,006

(e) Loss and deficit accumulated during the development stage as determined under U.S. generally accepted accounting principles is as follows:

	2001 $	2000 $
Net earnings (loss), as determined under Canadian generally accepted accounting principles	(1,438,077)	(6,215,109)
Stock based compensation	(58,223)	(354,915)
Foreign exchange translation	34,080	(21,680)
Development costs written-off	–	1,080,532
Net earnings (loss), as determined under U.S. generally accepted accounting principles	(1,462,220)	(5,511,172)
Deficit accumulated, as determined under U.S. generally accepted accounting principles - Beginning of year	(14,195,562)	(8,684,390)
- End of year	(15,657,782)	(14,195,562)
Earnings (loss) per share, weighted average basis (excluding escrowed shares)	(.59)	(2.37)

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THOSE IN THE UNITED STATES

(f) Material effects of the different generally accepted accounting principles on the Company's balance sheet are as follows:

	2001 $	2000 $
Deferred development costs, as determined in Canada	341,676	341,676
Deferred development costs, as determined in the U.S.	–	–
Increase to deficit as determined in the U.S.	341,676	341,676
Deferred exchange differences, as determined in Canada	–	34,080
Accumulated foreign exchange gain, as determined in the U.S.	–	–
Decrease to deficit as determined in the U.S.	–	34,080
Stock based compensation, as determined in Canada	–	–
Stock based compensation, as determined in the U.S.	1,116,474	1,058,251
Increase to deficit as determined in the U.S.	1,116,474	1,058,251
Deficit, as determined in Canada	14,199,632	12,761,555
Deficit, as determined in the U.S.	15,657,782	14,195,562
Net increase to deficit as determined in the U.S.	1,458,150	1,434,007

17. SUBSEQUENT EVENTS

Subsequent to October 31, 2001:

(a) The Company completed a private placement of 1,550,000 units at $0.20 per unit. Each unit consists of one share plus one share purchase warrant exercisable at $0.20 per share in the first six months or $0.30 per share in the subsequent six months;

(b) 50,000 options were exercised at $0.30 per share and 50,000 warrants were exercised at $0.80 per share for total proceeds of $50,000;

(c) The promissory note due March 1, 2002 was renewed with a maturity date of January 31, 2004, and interest at 8% per annum; and

(d) The Company entered into an agreement (subject to regulatory approval) to sell its antimicrobial technology subsidiary, Raytec Technologies Inc. to My Venture Inc., a Canadian Public company, for $1,890,000 payable by the issuance of shares, following which the Company will have ownership of approximately 73% of My Venture Inc.

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

FOR THE YEARS ENDED OCTOBER 31, 2001 AND 2000

	2001 $	2000 $
Administrative and consulting fees	66,047	92,300
Bad debts	141,605	53,449
Filing fees	5,650	2,455
Investor communication	34,420	43,682
Office and miscellaneous	526,017	371,807
Professional fees	142,700	74,761
Rent, utilities and taxes	225,116	204,804
Telephone and communications	160,056	160,754
Transfer agent	12,431	11,762
Travel	15,901	24,921
Wages and employee benefits	2,037,418	1,490,789
	3,367,361	2,531,484

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of:______ Schedule A

__X__ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER Raytec Development Corp. (Formerly Raytec Capital Corp.)

ISSUER'S ADDRESS 1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8

ISSUER TELEPHONE NUMBER (604) 683-8610

CONTACT PERSON Jerry A. Minni

CONTACT'S POSITION President

CONTACT TELEPHONE NUMBER (604) 683-8610

WEB ADDRESS www.raytecnet.com

FOR QUARTER ENDED October 31, 2001

DATE OF REPORT March 5, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"02/03/05"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"02/03/05"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements of the Company for the period ended October 31, 2001.

INFORMATION SCHEDULE B: SUPPLEMENTARY

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements

2. Related party transactions:
   a) $58,500 rent and lease termination fees paid to a company controlled by a director and a former director during the year.
   b) $26,800 paid to an accounting firm in which a director is a partner for services rendered during the year.

3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:

ISSUE DATE	TYPE OF ISSUE	QUANTITY	PRICE	PROCEEDS
Mar. 8/01	Private Placement	140,000	$0.60	$84,000
Apr. 19/01	Acquisition	90,000	$1.00	$90,000*

* Issued at a deemed value of $0.20 (pre-consolidation) pursuant to acquisition of Miatech shares. The Company did not complete the acquisition and these shares are in the process of being returned to the Company and will be cancelled.

Note: The Company consolidated its share capital on the basis of one new share for every five old shares during the period.

   b) Options granted during the period:
      The Company granted a total of 420,000 employee and director stock options at an exercise price of $0.20 per share expiring on October 10, 2003.

4. Summary of securities at the end of the reporting period:
   a) Authorized capital stock:
      See Schedule A - Financial Statements - Note 9.
   b) Issued capital stock:
      See Schedule A - Financial Statements - Note 9.
   c) Options, warrants and convertible securities outstanding:
      See Schedule A - Financial Statements - Note 9.
   d) Shares in escrow of subject pooling:
      There are no shares subject to escrow or a pooling agreement.

5. List of directors and officers
   a) Directors:
      Jerry A. Minni
      Robin Blues
      Jerry M. Bella

b) Officers:

Jerry A. Minni - Chairman, President, Chief Executive Officer, Chief Financial Officer
Toni Vodola - Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

The Company is a leading manufacturer, developer and marketer of perishable food control systems and antimicrobial products. As a result of various acquisitions and technological developments the three key components of the Company's business are defined as follows:

- ***Core Business*** - Manufacture, development and marketing of misting, humidification and water treatment equipment for the retail and food storage industry.
- ***Service*** - Installation, preventive maintenance and emergency service through a well-trained network of field technicians.
- ***Antimicrobials*** - Manufacture and marketing of a proprietary line of chlorine dioxide-based products for all aspects of food processing and sanitation.

Discussion of Operations and Financial Conditions

The Company's consolidated revenues for the year was $7.5 million, up from $6.7 million for the comparative period. The increase was attributed to an increase in service revenue. The Company is projecting an overall increase in sales in our core business in fiscal 2002. The Company commenced sales in the antimicrobial division in fiscal 2001 however the sales were less than anticipated due to delays in the registration of products.

Manufacturing and installation costs for the year was 60.8% of revenues, up 4.1% from the comparative period. The change was attributed to the product mix.

General and administrative expenses increased 7.4% of revenues during the year. Subsequent to the year end management has cut administrative expenses by approximately 10.9%. The subsequent decrease in administrative expenses will result in annual savings of approximately $815,000. Most of the cost savings will be reflected in the second quarter of fiscal 2003.

Selling and marketing expenses decreased 1.3% of revenues during the year. The decrease was due to management's continuous effort to reduce costs.

The Company invested $77,596 during the year in property and equipment. This was down from $114,698 during the comparative period.

The Company incurred a total of $606,758 in research and development costs during the year. Of this amount $90,771 was spent developing new products for the core business while $515,987 was spent on obtaining product registrations and identifying markets for the Company's antimicrobial technology. This was up from total research and development expenditures of $604,131 during the comparative period. During the current year the Company adopted a policy of expensing all current and future research and development expenditures. Research and development expenditures capitalized prior to fiscal 2001 will be amortized against future sales of the antimicrobial technology.

During the year the Company reported an operating loss of $810,951 as compared to a operating loss of $48,701 for the comparative period. In the current year the Company has adopted a policy of expensing all development cost previously capitalized which resulted in an increase in the operating loss of $515,987. Subsequent to the fiscal year end management has cut administrative expenses by approximately $815,000. Had the cut in administrative expenses been made at the beginning of fiscal 2001 and taking the research and development expenditures into consideration the core business would have earned an operating profit of approximately $520,000 as compared to an operating loss of $48,701 in the previous year.

Long-term debt and accrued interest in the amount of $1,154,743 due March 1, 2002 is reported as a current liability. The holder of the note has agreed to extend the term of the note to February 28, 2004 and reduce the interest rate from 19.5% to 8% per annum. As a result the Company's working capital will increase by $1,154,743 and the financing costs will be reduced by approximately $150,000 during fiscal 2002.

The Company has annual minimum rental obligations under leases for premises, which amount to $1,447,000 over the next five years.

The Company recently obtained all the preventive maintenance contracts for Winn-Dixie Store Inc. involving over 1,200 stores in the south eastern United States. This contract will result in an increase in revenue in fiscal 2002. These contracts involve regular visits once per quarter to service all areas related to produce misting, fish and meat humidification and water treatment. The Company is also participating in Winn-Dixie's conversion of their display cases to "iceless".

During the first quarter, the Company obtained the first Environmental Protection Agency (EPA) product registration of the "tea-bag" technology (Sani-T-Bag™) for use in cooling water treatment as an algaecide.

During the first quarter, the Company signed a 2-year exclusive distributorship agreement, renewable for an additional 10 years with Zep Manufacturing Company, ("Zep"), of Atlanta, Georgia. This agreement gave Zep the exclusive rights in North America to market and distribute the Company's newly developed dry media chlorine dioxide "tea-bag" technology in the food processing industry. There was no financial consideration associated with this transaction, nor was there any transfer of shares.

During the first quarter, the Company received its first purchase order for Sani-T-Bag™ from Zep which represents the first revenues derived from the new antimicrobial technology.

During the third quarter, the Company consolidated its share capital on a basis of one new share for every five old shares. The Company also changed its name to Ratyec Development Corp.

There were no legal proceedings against the Company during the second quarter.

The Company has not entered into any investor relations activity contracts, nor has the Company undertaken any investor relations activities, except responses to shareholders of questions directed to the Company's directors.

<u>Subsequent Events</u>

Subsequent to October 31, 2001, the Company completed a private placement of 1,550,000 units at $0.20 per unit. Each units consists of one share plus one share purchase warrant exercisable at $0.20 per share in the first six months and $0.30 per share for the remaining six months.

Subsequent to October 31, 2001, 50,000 options were exercised at $0.20 per share and 50,000 warrants were exercised at $0.80 per share for total proceeds of $50,000.

Subsequent to October 31, 2001, the promissory note due March 1, 2002 was renewed with a maturity date of February 28, 2004 at an interest rate of 8% per annum.

Subsequent to October 31, 2001, the Company entered into an agreement to sell its antimicrobial technology subsidiary, Raytec Technologies Inc., to My Venture Inc., a Canadian Public company, for US $1,890,000 payable by the issuance of shares. Upon completion of the sale the Company will own approximately 73% of My Ventures Inc. Management is in the opinion that the sale will allow the core business and the technology company to independently focus on growth opportunities in their most promising markets while capitalizing on synergies between the two.

Subsequent to October 31, 2001, the Company has hired Ascenta Capital Partners Inc. to provide investor relations services.

Financing Conditions, Liquidity and Solvency

The Company utilized credit facilities available during the year and from time to time relies on the sale of its treasury shares to investors to raise the required capital to fund its operations and development. A number of factors affect the ability of the Company to sell shares to raise capital for its business activities. These include stock market conditions, the Company's previous record in such endeavors and the experience and reputation of its management.

The Company intends to continue to finance its growth and operations primarily through internal cash flow, equity offerings and short-term borrowings as required.

The Company's cash, cash equivalents, and short-term investments at October 31, 2001 were $163,409.

The Company's working capital deficiency at October 31, 2001 was $1,494,245. This amount includes a promissory note and accrued interest in the amount of $1,154,743. Subsequent to October 31, 2001 the Company reached agreement with the note holder to extended the note to February 28, 2004 and reduce the interest rate to 8%. In addition the Company also completed a private placement subsequent to October 31, 2001 for net proceed of $310,000. The re-negotiated note and private placement has increased working capital by $1,464,743 subsequent to the year end.

#82-3553

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2002

(UNAUDITED)

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF DEFICIT

CONSOLIDATED STATEMENT OF LOSS

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEET AS AT JANUARY 31, 2002

ASSETS

	Jan. 31, 2002	Oct. 31, 2001
CURRENT		
Cash and short term investments	$ 148,043	$ 163,409
Accounts receivable	1,028,524	1,342,275
Inventories	487,253	625,360
Prepaid expenses and deposits	132,643	163,487
	1,796,463	2,294,531
CAPITAL ASSETS (Note 3)	232,571	243,138
DEFERRED DEVELOPMENT COSTS (Note 5)	341,676	341,676
PATENTS, TRADEMARKS AND LICENCES	88,488	112,358
GOODWILL	260,802	270,370
	$ 2,720,000	$ 3,262,073

LIABILITIES

	Jan. 31, 2002	Oct. 31, 2001
CURRENT		
Short term indebtedness (Note 4)	$ 512,103	$ 772,340
Accounts payable and accrued liabilities	1,420,048	1,722,268
Deferred revenue	382,327	366,523
Current portion of long-term debt	1,205,814	927,645
	3,520,292	3,788,776
LONG-TERM DEBT (Note 6)	66,317	18,040
	3,586,609	3,806,816

SHAREHOLDERS' EQUITY

	Jan. 31, 2002	Oct. 31, 2001
SHARE CAPITAL (Note 7)	13,717,889	13,654,889
DEFICIT	(14,584,498)	(14,199,632)
	866,609)	(544,743)
	$ 2,720,000	$ 3,262,073

APPROVED BY THE DIRECTORS:

"Jerry A. Minni"

"Jerry M. Bella"

The accompanying notes are an integral part of the financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE THREE MONTH PERIOD JANUARY 31, 2002

	THREE MONTHS ENDED JANUARY 31	
	2002	2001
DEFICIT, BEGINNING OF PERIOD	$(14,199,632)	$(12,761,555)
NET LOSS FOR THE PERIOD	(384,866)	(257,932)
DEFICIT, END OF PERIOD	$(14,584,498)	$(13,019,487)

The accompanying notes are an integral partof these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF LOSS

FOR THE THREE MONTH PERIOD ENDED JANUARY 31, 2002

	THREE MONTHS ENDED JANUARY 31	
	2002	2001
SALES	$ 1,477,464	$ 1,493,813
COST OF SALES		
Material, wages and subcontracts	1,017,940	909,768
GROSS PROFIT	459,524	584,045
OPERATING EXPENSES		
Investor communications	36,696	2,447
Office and miscellaneous	145,714	124,375
Professional fees	87,532	7,401
Rent	50,901	60,337
Sales and marketing	171,411	190,544
Telephone	23,096	21,943
Transfer agent and filing fees	2,543	2,400
Travel	18,123	20,268
Wages and employee benefits	199,807	299,622
	735,823	729,337
OPERATING INCOME (LOSS)	(276,299)	(145,292)
OTHER EXPENSES (INCOME)		
Amortization	32,537	41,211
Exchange loss	39,772	3,377
Interest expense	75,655	64,644
Other expenses	(39,397)	926
Loss on sale of investments	-	2,482
	108,567	112,640
NET LOSS FOR THE PERIOD	$ (384,866)	$ (257,932)
LOSS PER SHARE	$ 0.02	$ 0.02

The accompanying notes are an integral partof these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE THREE MONTH PERIOD ENDED JANUARY 31, 2001

	THREE MONTHS ENDED JANUARY 31	
	2002	2001
OPERATING ACTIVITIES		
Net loss for the period	$ (384,866)	$ (257,932)
Add items not involving cash:		
Amortization	32,537	41,211
Loss on sale of investments	-	2,482
	(352,329)	(214,239)
Cash provided (used) by net changes in non-cash working capital items	(43,141)	154,167
	(395,470)	(60,072)
FINANCING ACTIVITIES		
Proceeds from share subscriotions	63,000	-
Deferred exchange gain	-	7,446
Long-term debt (net)	326,446	130,385
	389,446	137,831
INVESTING ACTIVITIES		
Acquisition of capital assets	(9,362)	(43,458)
INCREASE (DECREASE) IN CASH	(15,366)	34,301
CASH, BEGINNING OF PERIOD	163,409	203,608
CASH, END OF PERIOD	$ 148,043	$ 237,909

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2002

1. NATURE OF OPERATIONS

The Company is engaged, in the distribution of perishable control systems for the retail and wholesale grocery industry in the development and marketing of products and processes for protection of perishable products and bacterial control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These financial statements present the financial position, results of operations and changes in financial position of the Company and its subsidiaries on a going concern basis in accordance with Canadian generally accepted accounting principles.

b) Revenue Recognition

Sales of perishable control systems are recorded upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods.

c) Foreign Currency Translation

Transactions and balances in foreign currencies are translated into Canadian dollars using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date. Resulting exchange gains and losses are included in the determination of income.

d) Inventory

Inventory consists chiefly of component parts recorded at the lower of cost, determined on a first-in-first-out basis, and net realizable value.

e) Capital Assets

Amortization is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:	
Equipment	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years
Vehicles	3 to 5 years
Patents and trademarks	17 years

f) Goodwill

Goodwill arose upon the acquisition of shares in the subsidiaries and assets which represent the excess of the purchase prices over the fair market value of the underlying net tangible assets. Goodwill is amortized over 40 years by the straight-line method.

g) Deferred Development Costs

Costs incurred in the development of new products and processes for the protection of perishable foods and bacterial control are deferred until commencement of commercial production or abandonment of development. Where commercial production proceeds, the related costs are amortized over the estimated economic life of the product or process. Where development is abandoned, the related costs are written off.

h) Loss Per Share

The loss per share is based on the weighted average number of shares outstanding during the year.

3. CAPITAL ASSETS

Capital assets consist of the following:

	2002	2001
Equipment	$ 419,961	$ 410,599
Furniture and fixtures	55,514	55,514
Vehicles	110,096	110,096
Leasehold improvements	24,301	24,301
	609,872	600,510
Less: Accumulated amortization	377,301	357,372
	$ 232,571	$ 243,138

4. SHORT TERM INDEBTEDNESS

The short term indebtedness is a line of credit with a limit of US $800,000, due on May 16, 2002 and secured by a first lien position on accounts receivable, contract rights, chattel paper, documents instruments, general intangibles, raw materials, work in progress, finished goods and proceeds thereof. The line bears interest at 0.05% applied to the daily outstanding balance, equivalent to 1.5% per month.

5. DEFERRED DEVELOPMENT COSTS

	2002	2001
Balance, beginning and end of period	$ 341,676	$ 341,676

6. LONG-TERM DEBT

Long-term debt consists of the following:	2001	2000
Promissory Note for US $550,000 principal plus accrued interest repayable on March 1, 2002 at 19.5% per annum. (See Note 9)	$ 1,205,814	$ 873,785
Promissory Note for US $36,714 repayable in monthly instalments of $2,509 plus interest at 9% per annum maturing January 31, 2003	54,005	58,328
Capital equipment lease for US $8,542 secured by related equipment and repayable in month instalments of US $343 including interest at 13.23%	12,312	13,572
	1,272,131	945,685
Less: Current portion	1,205,814	927,645
	$ 66,317	$ 18,040

7. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid:

	Number of Shares	Amount
Balance, October 31, 2000	13,886,525	$ 13,323,889
Private placements	700,000	84,000
Issued and awaiting return for cancellation	450,000	-
Consolidation 5:1	(12,029,220)	-
Balance October 31, 2001	3,007,305	13,407,889
Private placements	1,550,000	310,000
Balance January 31, 2002	4,557,305	$ 13,718,889

c) Warrants

As at January 31, 2002 the following warrants were outstanding:

Number or Warrants	Exercise Price	Expiry Date
100,000	$ 2.50	May 23, 2002
140,000	$ 0.80	March 8, 2003
1,550,000	$ 0.20	April 10, 2002
	(or $ 0.30 to October 10, 2003)	

See Note 9

d) Options

As at January 31, 2002, the following directors and employee stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
14,400	$ 10.00	April 15, 2003
3,900	$ 6.25	April 15, 2003
350,000	$ 0.20	October 10, 2003
48,000	$ 0.48	November 23, 2003

See note 9

8. COMMITMENTS

Annual minimum rental obligations under an operating lease for premises are as follows:

2002	$ 230,250
2003	447,000
2004	298,000
2005	273,000
2006	125,000
	$ 1,373,250

9. SUBSEQUENT EVENT

Subsequent to January 31, 2002, 50,000 warrants were exercised to net the Company $40,000 and 50,000 stock options were exercised to net the Company $10,000.

Subsequent to January 31, 2002, the Company re-negotiated the terms on the Promissory Note due March 1, 2002 extending the due date to February 28, 2004 and reducing the interest rate to 8%.

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of:______ Schedule A

__X__ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER ______ Raytec Development Corp.

ISSUER'S ADDRESS ______ 1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8

ISSUER TELEPHONE NUMBER (604) 683-8610

CONTACT PERSON ______ Jerry A. Minni

CONTACT'S POSITION ______ President

CONTACT TELEPHONE NUMBER ______ (604) 683-8610

WEB ADDRESS ______ www.raytecnet.com

FOR QUARTER ENDED ______ January 31, 2002

DATE OF REPORT ______ March 28, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"02/03/28"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"02/03/28"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements of the Company for the period ended January 31, 2002.

INFORMATION SCHEDULE B: SUPPLEMENTARY

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements

2. Related party transactions:
   a) There were no related party transactions during the period.

3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:
      No securities were issued during the period.
   b) Options granted during the period:
      No options were granted during the period.

4. Summary of securities at the end of the reporting period:
   a) Authorized capital stock:
      See Schedule A - Financial Statements - Note 7 (a).
   b) Issued capital stock:
      See Schedule A - Financial Statements - Note 7 (b).
   c) Options, warrants and convertible securities outstanding:
      See Schedule A - Financial Statements - Note 7 (c).
   d) Shares in escrow of subject pooling:
      There are no shares subject to escrow or a pooling agreement.

5. List of directors and officers
   a) Directors:
      Jerry A. Minni
      Robin D.A. Blues
      Jerry M. Bella
   b) Officers:
      Jerry A. Minni - Chairman, President, Chief Executive Officer, Chief Financial Officer
      Toni Vodola - Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

The Company is a leading manufacturer, developer and marketer of perishable food control systems and antimicrobial products. As a result of various acquisitions and technological developments the three key components of the Company's business are defined as follows:

- *Core Business* - Manufacture, development and marketing of misting, humidification and water treatment equipment for the retail and food storage industry.
- *Service* - Installation, preventive maintenance and emergency service through a well-trained network of field technicians.
- *Antimicrobials* - Manufacture and marketing of a proprietary line of chlorine dioxide-based products for all aspects of food processing and sanitation.

Discussion of Operations and Financial Conditions

The Company's consolidated revenues for the first quarter was $1.48 million, down from $1.49 million for the comparative period. The decrease was a result of additional competition and general post harvest market conditions. The Company is projecting an overall increase in sales in our core business in fiscal 2002. The sales in the antimicrobial division were less than anticipated due to delays in production and marketing of products.

Manufacturing and installation costs for the first quarter was 68.9% of revenues, up 3.0% from the comparative period. The change was attributed to product mix.

General and administrative expenses increased 2.4% of revenues during the first quarter. The increase in percentage was a direct result of revenues being down in the first quarter.

Selling and marketing expenses decreased 1.1% of revenues during the first quarter. The decrease in percentage was a direct result of cost savings and revenues being down in the first quarter.

Investing activities in the first quarter consisted primarily of acquisition of property and equipment in the amount of $9,362.

During the first quarter the Company reported an operating loss of $276,299 as compared to an operating loss of $145,292 for the comparative period. In the current year the Company has adopted a policy of expensing all development cost previously capitalized which resulted in an increase in the operating loss.

Long-term debt in the amount of US$753,000 due on March 1, 2002 has been re-negotiated. Subsequent to January 31, 2002 the Company has negotiated terms with the holder of the note to extend the due date to February 28, 2004 and reduce the interest rate from 19.5% to 8%. This will have an effect of increasing available working capital by an equivalent amount subsequent to January 31, 2002.

The Company has annual minimum rental obligations under leases for premises, which amount to $1,373,250 over the next five years.

During the quarter the Company obtained all the preventive maintenance contracts for Winn-Dixie Store Inc. in the south-east involving a total of over 1,200 stores. These contracts involve regular visits once per quarter to service all areas related to produce misting, fish and meat humidification and water treatment. The Company is also participating in Winn-Dixie's conversion of their display cases to "iceless".

During the last fiscal year the Company obtained the first Environmental Protection Agency (EPA) product registration of the "tea-bag" technology (Sani-T-Bag™) for use in cooling water treatment as an algaecide. The Company has recently received an EPA response to its surface sanitation product registration. The Company is currently addressing deficiencies with respect to the application.

The Company recently announced that it intends to take its technology subsidiary, Raytec Technologies Inc. public in an effort to focus the core business and the technology subsidiary on growth opportunities in their most promising markets. The Company will maintain majority control of the subsidiary and will continue to work closely with respect to applications for perishable products.

There were no legal proceedings against the Company during the first quarter.

The Company has entered into an investor relations activity contract with Ascenta Capital Partners Inc. The Company's investor relations activities involve addressing responses to shareholders of questions directed to the Company's directors.

Subsequent Events

Subsequent to January 31, 2002, the Company 50,000 warrants were exercised to net the Company $40,000 and 50,000 stock options were exercised to net the Company $10,000.

Financings Conditions, Liquidity and Solvency

The Company utilized credit facilities available during the year and from time to time relies on the sale of its treasury shares to investors to raise the required capital to fund its operations and development. A number of factors affect the ability of the Company to sell shares to raise capital for its business activities. These include stock market conditions, the Company's previous record in such endeavors and the experience and reputation of its management.

The Company intends to continue to finance its growth and operations primarily through internal cash flow, equity offerings and short-term borrowings as required.

The Company's cash, cash equivalents, and short-term investments at January 31, 2002 were $148,043.

The Company's working capital deficiency at January 31, 2002 was $1,723,829. This amount includes a promissory note in the amount of US $753,000. Subsequent to January 31, 2002 the Company has re-negotiated with the holder of the note to extent the maturity date to February 28, 2004 and reduce the interest to 8%. The Company's working capital has increase by an equivalent amount. In addition cash flow has increased by approximately $137,000 from the reduction in the interest rate on the note. Subsequently to January 31, 2002 the Company received $50,000 from the exercise of warrants and stock options.